
07069499

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUL 0 6 2007
WASH, D.C.
185
SECTION

# FORM 11-K

(Mark One)

**[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

**OR**

**[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________________ to ____________________

Commission file number 0 - 25454

Washington Federal Savings Profit Sharing Retirement Plan and
Employee Stock Ownership Plan
(Full title of the plan)

Washington Federal, Inc.
425 Pike Street
Seattle, WA 98101
(Name of issuer of the securities and address of its principal executive office)



## SIGNATURES

*The Plan*. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan
(Name of Plan)

Date 6/28/07

Linda S. Brower, Trustee

## Item 4. Plan Financial Statements and Schedules

The Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan Financial Statements as of and for the years ended December 31, 2006 and 2005, Supplemental Schedules as of and for the year ended December 31, 2006, Report of Independent Registered Public Accounting Firm and Consent of Independent Registered Public Accounting Firm are attached as exhibits beginning on page E-1.

## Exhibits

The following exhibits are filed with or incorporated by reference into this Form 11-K:

| Exhibit | | Page |
|---|---|---|
| 1. | Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan Financial Statements as of and for the years ended December 31, 2006 and 2005, Supplemental Schedules as of and for the year ended December 31, 2006 and Report of Independent Registered Public Accounting Firm | E-1 |
| 2. | Consent of Moss Adams LLP | E-2 |

Exhibit 1

Washington Federal Savings Profit Sharing Retirement Plan
and Employee Stock Ownership Plan
Financial Statements as of and for the years ended December 31, 2006 and 2005,
Supplemental Schedules as of and for the year ended December 31, 2006
and Report of Independent Registered Public Accounting Firm

# *Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan*

*Financial Statements as of and for the Years Ended December 31, 2006 and 2005, Supplemental Schedules as of and for the Year Ended December 31, 2006 and Report of Independent Registered Public Accounting Firm*

# WASHINGTON FEDERAL SAVINGS PROFIT SHARING RETIREMENT PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN

## TABLE OF CONTENTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
Washington Federal Savings
Profit Sharing Retirement Plan and
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 10 and 11 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Seattle, Washington
June 27, 2007

# WASHINGTON FEDERAL SAVINGS PROFIT SHARING RETIREMENT PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN

## STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
## DECEMBER 31, 2006 AND 2005

| | 2006 | 2005 |
|---|---|---|
| ASSETS: | | |
| Investments at fair value as determined by quoted market prices: | | |
| Washington Federal, Inc. common stock | $ 35,184,221 | $ 35,597,831 |
| Index funds | 5,634,758 | 4,748,213 |
| | 40,818,979 | 40,346,044 |
| Investments at estimated fair value: | | |
| Certificates of deposit | 44,786,627 | 38,579,453 |
| Repurchase agreements | 8,111,677 | 12,573,022 |
| Cash and cash equivalents | 1,349,775 | 1,879,493 |
| | 54,248,079 | 53,031,968 |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 95,067,058 | $ 93,378,012 |

See notes to financial statements.

## WASHINGTON FEDERAL SAVINGS PROFIT SHARING RETIREMENT PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN

### STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
### YEARS ENDED DECEMBER 31, 2006 AND 2005

| | 2006 | 2005 |
|---|---|---|
| ADDITIONS: | | |
| Net appreciation (depreciation) of investments | $ 1,487,795 | $(1,360,905) |
| Interest earned on investments | 2,378,646 | 2,737,526 |
| Cash dividends on common stock | 1,255,207 | 1,223,365 |
| Contributions: | | |
| Employer | 2,649,320 | 2,577,348 |
| Employee | 1,637,488 | 1,603,007 |
| Rollovers | 66,703 | 41,428 |
| Total contributions | 4,353,511 | 4,221,783 |
| Total additions | 9,475,159 | 6,821,769 |
| DEDUCTIONS: | | |
| Benefits paid to participants | 7,736,355 | 5,354,242 |
| Index funds expenses | 49,758 | 33,732 |
| Total deductions | 7,786,113 | 5,387,974 |
| NET ADDITIONS | 1,689,046 | 1,433,795 |
| NET ASSETS AVAILABLE FOR BENEFITS: | | |
| Beginning of year | 93,378,012 | 91,944,217 |
| End of year | $95,067,058 | $93,378,012 |

See notes to financial statements.

### 1. DESCRIPTION OF THE PLAN

The following description of the Washington Federal Savings (the "Company") Profit Sharing Retirement Plan and Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

***General***—The Plan is a defined contribution profit sharing plan for employee retirement. Each full-time employee is a participant in the Plan effective on his or her date of employment. Part-time employees completing at least 1,000 hours of service during the calendar year participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is a profit sharing plan which includes an Employee Stock Ownership Plan ("ESOP") component and a cash deferral arrangement under Section 401(k) of the Internal Revenue Code. Under the ESOP, participants may elect to have all or part of their vested account balances, including voluntary contributions and earnings thereon, invested in Washington Federal, Inc. common stock ("Company common stock").

***Contributions***—Under provisions of the Plan, all participants may make voluntary after-tax contributions of their considered earnings as defined by the Plan. In addition, participants may make pre-tax contributions up to the statutory limits ($15,000 for 2006, plus a "catch-up" amount for those who have attained age 50) to their 401(k) account. Company contributions to the Plan are determined by the Board of Directors based on the Company's net operating income. Company contributions totaled 11% of participants considered earnings for the years ended December 31, 2006 and 2005. Contributions are allocated to the profit sharing account of each participant in the same proportion that each participant's considered earnings for the period bear to the total earnings of all such participants for such period. The annual addition from contributions to an individual participant's account in this Plan cannot exceed the lesser of 100% of a participant's compensation or $44,000. As the plan pooled investments (see description on next page) include both participant-directed and nonparticipant-directed contributions, and the amounts are not separable, the disclosures in Note 7 include the entire balance of the plan pooled investments.

***Participant Accounts***—Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings and account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested amount of the participant's account(s).

***Investment Options***—The Plan has established four accounts to which contributions are directed and three investment options:

*a.* *Accounts*—

- Participant contribution account—after-tax contributions of a participant initially invested in plan pooled investments and provides participants the ability to transfer to the ESOP account at two designated dates per year

- 401(k) account—tax-deferred contributions of a participant

- ESOP account—contributions of a participant and vested Company contributions

- Company account—contributions authorized by the Board of Directors and paid by the Company to the participant's account initially invested in plan pooled investments and provides participants the ability to transfer fully vested amounts to the ESOP account at two designated dates per year

*b.* *Investments*—

- Company stock—funds transferred to the ESOP account as authorized by the participant and invested in Company common stock

- Plan pooled investments—funds invested primarily in certificates of deposit as directed by the trustees

- Index funds—funds within the 401(k) account, directed by the participant, and invested in various index funds

***ESOP Account***—At least twice per year, from January 1 to January 31 and from July 1 to July 31, a participant may elect to transfer a portion of his or her vested Company account, 401(k) account, and participant contribution account to the ESOP account. Once transferred to the ESOP account, at least 51% must be invested in Company common stock. Amounts not invested in Company common stock are invested in plan pooled investments. At any time, a participant may sell Company common stock held in the ESOP account, subject to the 51% requirement mentioned above. Once per year, cash may be transferred from the ESOP account to the corresponding accounts from which the funds were originally transferred. Participants may elect to have cash dividends paid on Company common stock distributed to them or retained in their ESOP accounts.

***Vesting***—Participants are immediately vested in their own contributions to their participant contribution accounts and to their 401(k) accounts. Withdrawals made upon termination are subject to vesting restrictions, which limit withdrawal of Company contributions if the participant has completed less than seven years of continuous service. Participants who have completed seven or more years of service are fully vested in Company contributions to their accounts. Participants also become fully vested in Company contributions upon death, total and permanent disability, or retirement on the normal or deferred retirement date. A continuous year of service consists of a minimum of 1,000 hours of employment.

The Plan provides employees with the following vesting schedule with regard to Company contributions:

| Service Year Completed | Percentage Vested |
|---|---|
| 1 | – % |
| 2 | – |
| 3 | 20 |
| 4 | 40 |
| 5 | 60 |
| 6 | 80 |
| 7 | 100 |

***Forfeitures***—Participants have a nonforfeitable interest in their vested account balances upon termination from the Plan. Unvested account balances are subject to forfeiture and are used to reduce future employer contributions to the Plan. If participants reenter the Plan before incurring five consecutive one-year breaks in service, the forfeited amounts shall be restored upon repayment of any amounts previously distributed to the participants. For the years ended December 31, 2006 and 2005, forfeited nonvested accounts totaled $418,985 and $344,356, respectively.

***Benefits***—In accordance with the terms of the Plan, a participant, upon either retirement, termination, death, or disability, may elect alternative methods of benefit payments, including:

- One lump-sum distribution
- Installment payments
- Purchase of an annuity contract selected by the participant and approved by the trustees
- Any other method of distribution not extending the payment period beyond the survivor life expectancy of the participant and his or her designated beneficiary, as approved by the trustees

In the event of employee termination, the vested portion of the participant's share is to be distributed as soon as practicable.

***Trustees and Administrators of the Plan***—The Plan is administered by the trustees appointed by the Board of Directors of Washington Federal Savings. Trustees of the Plan are Linda S. Brower, Michael R. Bush, and Robert C. Zirk, all employees of the Company, as required by the Plan.

***Administrative Expenses***—Administrative expenses related to index fund investments are paid by the participants who elect to invest in the index funds investment option. All other expenses for administration of the Plan are paid by the Company.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Accounting***—The financial statements of the Plan have been prepared on the accrual basis of accounting. Plan assets exclude those funds used to purchase annuities.

***Use of Estimates***—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Investment Valuation and Income Recognition***—The investments of the Plan are stated at fair value, which is based on closing prices as of the last trading day of the Plan year for those securities that are actively traded. Other investments are stated at cost plus accrued investment income, which approximates fair value at December 31, 2006 and 2005. The Stable Value Fund, which is one of the index funds investment options and had a balance of $291,645 and $323,800 at December 31, 2006 and 2005, respectively, is stated at contract value, which approximates fair value.

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation of investments represents the change in fair value from the beginning to the end of the Plan's fiscal year or from date of purchase to the end of the Plan's fiscal year, if purchased during the current year, plus realized gains and losses. Purchases and sales of securities are reflected on a trade-date basis.

***Payment of Benefits***—Benefits are recorded when paid.

## 3. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 14, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income tax has been included in the Plan's financial statements.

## 4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

## 5. RELATED PARTY TRANSACTIONS

Certain Plan investments are held at Washington Federal Savings, the Plan's sponsor. As such, these investments qualify as party-in-interest transactions as defined by ERISA. These investments are Washington Federal, Inc. common stock as well as Washington Federal Savings repurchase agreements and money market accounts.

## 6. INVESTMENTS

The following investments, at fair value, represent 5% or more of the Plan's assets available for benefits at December 31:

| | 2006 | 2005 |
|---|---|---|
| Washington Federal, Inc. common stock (1,495,292 and 1,548,405 shares) | $35,184,221 | $35,597,831 |
| Certificates of deposit (yield): | | |
| IndyMac, 5.50%, due June 10, 2008 (5.64%) * | 6,897,870 | |
| US Bank, 5.00%, due June 9, 2009 (5.00%) * | 6,705,019 | 6,379,988 |
| IndyMac, 3.92%, due January 2, 2007 (4.00%) * | 6,375,471 | 6,131,558 |
| Treasury Bank, 5.55%, due June 30, 2011 (5.70%) * | 5,140,869 | |
| Treasury Bank, 3.98%, matured June 30, 2006 (4.06%) * | | 7,507,299 |
| IndyMac, 4.20%, matured June 12, 2006 (4.28%) * | | 6,567,315 |
| Repurchase agreement (yield): | | |
| Washington Federal, 5.12%, due June 4, 2007 (5.25%) * | 5,926,088 | |
| Washington Mutual, 4.39%, matured May 2, 2006 (4.49%) * | | 5,661,460 |
| State Street Global Advisors index funds | 5,634,758 | 4,748,213 |
| * Nonparticipant-directed | | |

The Plan's investments (including gains and losses on investments bought and sold during the year as well as unrealized gains and losses on investments held during the year) appreciated (depreciated) in value by $1,487,795 and $(1,360,905) in 2006 and 2005, respectively.

| | 2006 | 2005 |
|---|---|---|
| Washington Federal, Inc. common stock | $ 887,920 | $ (1,684,906) |
| Index funds | 599,875 | 324,001 |
| | $ 1,487,795 | $ (1,360,905) |

Certificates of deposit at December 31, 2006 and 2005, consist of amounts on deposit at Federal Deposit Insurance Corporation ("FDIC")-insured banks with yields ranging from 3.32% to 5.75% and 3.32% to 5.00%, respectively. Under the current FDIC regulations, pass-through insurance coverage is provided for the benefit of the Plan's participants.

## 7. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the change in net assets relating to plan pooled investments is as follows as of and for the years ended December 31:

| | 2006 | 2005 |
|---|---|---|
| Net assets: | | |
| Certificates of deposit | $44,786,627 | $38,579,453 |
| Repurchase agreements | 8,111,677 | 12,573,022 |
| | $52,898,304 | $51,152,475 |
| Changes in net assets: | | |
| Contributions | $ 3,888,485 | $ 3,757,838 |
| Interest earned on investments | 2,377,558 | 2,736,734 |
| Benefits paid to participants | (5,807,046) | (4,583,984) |
| Transfers from (to) participant-directed investments | 771,026 | 415,298 |
| | $ 1,230,023 | $ 2,325,886 |

* * * * * *

**WASHINGTON FEDERAL SAVINGS**
**PROFIT SHARING RETIREMENT PLAN AND**
**EMPLOYEE STOCK OWNERSHIP PLAN**

**PLAN NUMBER 001**
**EIN 91-0135860**

**SCHEDULE H, line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)**
**DECEMBER 31, 2006**

| (a) | (b) Issue | (c) Description (Yield) | (d) Cost | (e) Fair Value |
|---|---|---|---|---|
| * | Washington Federal, Inc. | 1,495,292 shares of common stock | ** | $ 35,184,221 |
| | Index funds: | | | |
| | State Street Global Advisors | Midcap 400 Fund | ** | 1,254,775 |
| | State Street Global Advisors | S&P 500 Value Fund | ** | 859,871 |
| | State Street Global Advisors | Money Market Fund | ** | 698,066 |
| | State Street Global Advisors | Equity Index Fund | ** | 633,790 |
| | State Street Global Advisors | International Fund | ** | 489,459 |
| | State Street Global Advisors | Russell 2000 Fund | ** | 471,416 |
| | State Street Global Advisors | S&P 500 Growth Fund | ** | 388,567 |
| | State Street Global Advisors | Stable Value Fund | ** | 291,645 |
| | State Street Global Advisors | Growth Fund | ** | 218,337 |
| | State Street Global Advisors | Growth and Income Fund | ** | 165,329 |
| | State Street Global Advisors | Government Bond Fund | ** | 132,446 |
| | State Street Global Advisors | Income Plus Fund | ** | 30,557 |
| | | | | 5,634,758 |
| | Certificates of deposit: | | | |
| | IndyMac | 5.50%, June 10, 2008 (5.64%) | 6,691,367 | 6,897,370 |
| | US Bank | 5.00%, June 9, 2009 (5.00%) | 5,900,000 | 6,705,019 |
| | IndyMac | 3.92%, January 2, 2007 (4.00%) | 6,012,164 | 6,375,471 |
| | Treasury Bank | 5.55%, June 30, 2011 (5.70%) | 5,000,000 | 5,140,369 |
| | USAA Federal Savings Bank | 4.37%, April 30, 2009 (4.46%) | 4,000,000 | 4,493,726 |
| | Treasury Bank | 5.38%, June 5, 2007 (5.51%) | 3,000,000 | 3,093,550 |
| | Treasury Bank | 5.59%, June 30, 2007 (5.75%) | 2,656,852 | 2,732,249 |
| | USAA Federal Savings Bank | 4.80%, May 29, 2008 (4.91%) | 2,092,803 | 2,257,683 |
| | USAA Federal Savings Bank | 3.74%, February 12, 2007 (3.80%) | 2,040,789 | 2,189,155 |
| | US Bank | 4.42%, March 1, 2008 (4.42%) | 1,250,000 | 1,355,223 |
| | IndyMac | 5.38%, May 23, 2008 (5.51%) | 1,300,000 | 1,342,583 |
| | USAA Federal Savings Bank | 3.27%, December 31, 2006 (3.32%) | 1,000,000 | 1,102,928 |
| | USAA Federal Savings Bank | 3.32%, February 12, 2007 (3.37%) | 1,000,000 | 1,100,301 |
| | | | | 44,786,627 |
| | Repurchase agreements: | | | |
| * | Washington Federal Savings | 5.12%, June 4, 2007 (5.25%) | 5,722,920 | 5,926,088 |
| * | Washington Federal Savings | 5.56%, July 16, 2007 (5.56%) | 2,126,000 | 2,185,589 |
| | | | | 8,111,677 |
| | Cash and cash equivalents: | | | |
| * | Washington Federal Savings | Variable rate savings accounts | 1,335,772 | 1,335,772 |
| | Bank of New York | Registered money market mutual fund | 14,003 | 14,003 |
| | | | | 1,349,775 |
| | | | | $ 95,067,058 |

* Party-in-interest

** Historical cost not required as investment is participant-directed

**WASHINGTON FEDERAL SAVINGS**
**PROFIT SHARING RETIREMENT PLAN AND**
**EMPLOYEE STOCK OWNERSHIP PLAN**

**PLAN NUMBER 001**
**EIN 91-0135860**

## SCHEDULE H, line 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
## YEAR ENDED DECEMBER 31, 2006

Reportable transactions as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA are as follows:

| (a) Identity of Party Involved | (b) Description of Asset | (c) Purchase Price | (d) Proceeds Received Upon Maturity or Selling Price | (i) Net Gain or (Loss) |
|---|---|---|---|---|
| Single transactions: | | | | |
| Treasury Bank | CD, 3.98%, matured June 30, 2006 | $ - | $ 7,656,852 | $ - |
| Washington Mutual | Repurchase agreement, 4.39%, matured May 2, 2006 | | 5,722,920 | |
| Washington Federal Savings* | Repurchase agreement, 5.12%, due June 4, 2007 | 5,722,920 | | |
| Treasury Bank | CD, 5.55%, due June 30, 2011 | 5,000,000 | | |
| Washington Mutual | Repurchase agreement, 4.53%, matured June 5, 2006 | | 3,068,705 | |
| Treasury Bank | CD, 5.38%, due June 5, 2007 | 3,000,000 | | |
| Treasury Bank | CD, 5.59%, due June 30, 2007 | 2,656,852 | | |
| Washington Federal Savings* | Repurchase agreement, 3.00%, matured May 26, 2006 | | 1,412,306 | |
| IndyMac | CD, 5.38%, due May 23, 2008 | 1,300,000 | | |
| Washington Mutual | Repurchase agreement, 4.20%, matured January 31, 2006 | | 402,660 | |
| Series of transactions: | | | | |
| Washington Federal Savings* | Variable rate savings accounts | 6,206,639 | 8,967,841 | |

*Party-in-interest

Exhibit 2

Consent of Moss Adams LLP

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS | BUSINESS CONSULTANTS

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We consent to the incorporation by reference in the Registration Statement (No. 333-20191, 333-51143, 333-46588, and 333-119329) on Form S-8 of Washington Federal Savings Bank of our report dated June 27, 2007, with respect to the financial statements and supplemental schedules of the Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan as of December 31, 2006 and 2005 and for the years then ended, included in this annual report on Form 11-K.

Moss Adams LLP

Seattle, Washington
June 27, 2007

END